Filed by Public Storage, Inc.
                                  Pursuant to Rule 165 and Rule 425(a) under the
                                United States Securities Act of 1933, as amended

                                 Subject Company: Shurgard Storage Centers, Inc.
                                                   Commission File No. 001-11455
                                                        Date: September 26, 2005


        PUBLIC STORAGE, INC. SENDS LETTER TO SHURGARD BOARD OF DIRECTORS

    URGES SHURGARD DIRECTORS TO MEET WITH PUBLIC STORAGE TO DISCUSS PROPOSAL


GLENDALE, CALIF. - SEPTEMBER 26, 2005 - Public Storage, Inc. (NYSE: PSA) (PCX:
PSA) announced today that it has sent the following letter to each of the directors of Shurgard Storage Centers, Inc. (NYSE: SHU) in connection with PSA's previously announced proposal to acquire Shurgard:


                      [LETTERHEAD OF PUBLIC STORAGE, INC.]


September 23, 2005

[Board of Directors]

Dear [Director],

In July we proposed a combination of Public Storage and Shurgard through a merger in which each share of Shurgard common stock would be exchanged for .80 shares of Public Storage common stock. In response to our premium offer, you informed us and your shareholders that Shurgard is "not for sale." We urge you to reconsider your position.

We met recently with Shurgard shareholders who collectively own more than 50% of your outstanding shares. Based on these conversations, the feedback we received was clear: your shareholders strongly endorse a transaction with Public Storage and hope you will facilitate a merger of our two companies.

We suspect you have heard the same message too. As we have repeatedly stated, it is our preference to enter into a negotiated transaction with Shurgard. This will save both of our companies the time and expense of special meetings, proxy contests, litigation, unilateral exchange offers and other expensive and time-consuming measures.

As you can understand, we based our offer of .80 shares exclusively on public information. Nevertheless, because you believe our price is insufficient, we will consider any non-public information which you can provide us to help justify a higher valuation. We are also willing to consider alternative forms of consideration and transaction structures.

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In exercising your fiduciary duties, we are hopeful that you will listen to the appeals of your own shareholders, recognize the value of our proposal and appreciate our willingness to negotiate with you in a flexible and open-minded spirit. We are prepared to meet with you at any time to discuss this mutually beneficial business combination.

I look forward to hearing from you.

Sincerely,

/s/ Ronald L. Havner, Jr.
Ronald L. Havner, Jr.
Chief Executive Officer


On August 1, 2005, PSA announced a proposal for the combination of PSA and SHU through a merger in which each share of SHU common stock would be exchanged for ..80 shares of PSA common stock. Based on PSA's close on Friday, July 29, 2005, the last day of trading prior to PSA's announcement, the proposed transaction represented a 14% premium to SHU's stock price.

Goldman, Sachs & Co. and Wachtell, Lipton, Rosen & Katz are serving as financial advisor and legal counsel, respectively, in connection with the proposed transaction.

COMPANY INFORMATION

Public Storage, Inc. is a fully integrated, self-administered and self-managed real estate investment trust that primarily acquires, develops, owns and operates self-storage facilities. The Company's headquarters are located in Glendale, California. The Company's self-storage properties are located in 37 states. At June 30, 2005, the Company had interests in 1,480 storage facilities with approximately 90.6 million net rentable square feet (839,000 rentable units).

Additional information about Public Storage, Inc. and the proposal to Shurgard Storage Centers, Inc. are available on the Internet. The Company's web site is www.publicstorage.com.

FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Public Storage's control, that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. All forward-looking statements speak only as of the date of this press release. Public Storage undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. There can be no guarantee that any transaction between Public Storage and Shurgard will occur or that shareholders of Public Storage or Shurgard will support such a transaction. For additional information about risks and uncertainties that could adversely affect Public Storage's forward-looking statements, please refer to Public Storage's Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

ADDITIONAL INFORMATION

Subject to future developments, Public Storage may file with the United States Securities and Exchange Commission a registration statement to register the Public Storage shares which would be issued in the proposed transaction. Investors and security holders are urged to read the registration statement (when and if available) and any other relevant documents filed with the Commission, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement (when and if available) and other relevant documents at the Commission's Internet web site at www.sec.gov. The registration statement (when and if available) and such other documents may also be obtained free of charge from Public Storage by directing such request to: Public Storage, Inc., 701 Western Avenue, Glendale, CA 91201-2349,
Attention: Chief Legal Officer.

CONTACTS

Clemente Teng
(818) 244-8080

Joele Frank / Eric Brielmann
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449